EXHIBIT 99.2

                                          Management's Discussion and Analysis
For the six months ended
June 30, 2012

Management’s Discussion and Analysis

August 7, 2012

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at June 30, 2012, unless otherwise stated; (iii) all references to monetary amounts are in Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its  Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this

MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Second Quarter 2012

In January 2012, the Company announced the results from the prefeasibility study (PFS) for its Caspiche project. The economic analysis showed a pre-tax Net Present Value (5% discount), calculated from the time of commencement of the project, of US$2.8 billion and projected average operating costs of US$606 per ounce gold equivalent1.

The study predicted an average annual production over the nineteen year mine life of 696,000 ounces gold, 244 million pounds of copper and 844,000 ounces silver. Overall copper recovery is 85.6% and gold recovery 67.6%. A NI 43-101 technical report covering the PFS has been filed and can be viewed at www.sedar.com and on the Company website.

In June the field work programs at Caspiche were suspended as planned, due to the onset of the Andean winter. Field work completed during the second quarter of 2012 included:

●	Gathering material for additional metallurgical testing to confirm current assumptions in the oxide and McNeill zones.
●
A comprehensive geotechnical field program involving trenching, drilling and sampling over proposed areas for siting major construction components of the Heap Leach portion of the  project was completed.

●
Advancing project hydrology and hydrogeology studies for the Caspiche site. A drill hole monitoring campaign is complete and will determine potential surface and sub-surface water flows. Two additional drill holes and rehabilitation of several existing holes were completed to complement this program. Pump testing has also been undertaken to determine the potential for interaction between the drill holes and to provide additional inputs for modelling. This work will allow surface water management systems to be designed and will provide inputs with regard to expected open pit dewatering requirements.

●	Environmental and community baseline studies for the Oxide project as part of the Environmental Impact Assessment (“EIA”) permitting process continued as planned.

Work around the Caspiche site includes the hiring of POCH engineering to complete an evaluation to extend the nearby Maricunga Mine overhead power line by 15 kilometres (“km”) in order to provide energy for a potential operation. A technical evaluation of the substation and power line has been completed and an access corridor has been selected. A geotechnical evaluation is expected to be completed in the near future with a final report and costing to be generated thereafter.

At the Cuenca 1 (granted water exploration concession) site Exeter initiated a water exploration drilling program designed to explore for sub-surface water to help meet the water requirements for potential development at Caspiche. Two large diameter hole collars were successfully installed on site prior to the program being suspended.  Work is planned to resume in Q4 2012 where the prepared drill holes will be extended to depth.

In addition Exeter continues to investigate the Rio Peñas Blancas area, where it has an option over granted water rights from surface sources. Schlumberger Water Services, Exeter’s consultant for this work, is supervising comprehensive measurement and test programs with the objective of modelling the potential harvesting of those water flows. Other studies, designed to support an Environmental Impact Application (“EIA”), including stratigraphic water temperature, conductivity and water chemical composition determinations have been completed over Laguna Verde which is the inflow receptor of Rio Peñas Blancas.

In addition to work conducted at the field sites, a number of metallurgical programs at external laboratories continued with the aim of optimizing flow sheet parameters and improving recoveries.  These programs are all still in progress.

1Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using production multiplied by relevant metal prices used in the study, these values were totalled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of the project.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (incurred US$500,000) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold-copper porphyry deposits, 15 km (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million. To June 30, 2012 the Company had completed 1,644 m of drilling.

Water rights option

On February 4, 2011 the Company entered into a 2.5 year option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for annual option payments which are deductible from a purchase price of US$15.0 million. Option payments incurred to date total US$880,000. The Company can withdraw from the option at any time without penalty.

Future option payments are as follows:

US$220,000 by July 4, 2012 (completed subsequent to June 30, 2012);

US$220,000 by January 4, 2013;

In the event that the Company exercises the option, the full purchase price must be paid by August 4, 2013.

Results from Operations

The Company began 2012 with 87,325,753 common shares outstanding and ended the quarter with 88,347,753 common shares outstanding. During the six months ended June 30, 2012, the Company received proceeds of $2.0 million and issued 1,022,000 common shares upon the exercise of options. Shares issued and proceeds received during the period are summarized below:

	Options Exercised	Total
Shares issued	1,022,000	1,022,000
Proceeds (in thousands)	$2,006	$2,006

As at August 7, 2012 the Company had 88,347,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the first quarter ended June 30, 2012 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following selected information is taken from the Interim Financial Statements for the second quarter ended June 30, 2012.

Three Months Ended June 30, 2012

The Company ended its second quarter ended June 30, 2012 with $61.6 million in cash and cash equivalents, and incurred approximately $5.4 million in exploration expenditures during the period. Share-based compensation expense of $1.0 million was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2012, the vesting of stock options that were issued in previous years and the re-pricing of certain stock options.

Six Months Ended June 30, 2012 compared to Six Month ended June 30, 2011

The six months ended June 30, 2012 loss of $15.8 million is $1.6 million less than the loss of $17.4 million incurred during the six months ended June 30 2011. The majority of the change was in relation to a decrease in share-based compensation recognized during 2012. The decrease in share-based compensation in 2012 is as a result of a fewer number of options outstanding that had not fully vested, thus had minimal expense still remaining to be booked in 2012 compared to the same period in 2011.

Three Months Ended June 30, 2012 compared to Three Month ended June 30, 2011

The three months ended June 30, 2012 loss of $6.8 million was approximately $1.3 million less than the loss of $8.1 million for the same period in 2011. The decrease in the loss was largely attributable to a decrease in share-based compensation relating to directors and management personnel. There were a higher number of unvested options that had expense relating to them in 2011 compared to the same period in 2012.

The following is a summary of quarterly results taken from the Company’s condensed interim consolidated financial statements:

Three month period ended June 30, (in thousands)	2012	2011
Interest income	$205	$244
Mineral property exploration expenditures	$5,443	$4,912
Share-based compensation 1	$1,031	$3,325
Loss	$6,793	$8,123
Basic and diluted loss per common share	$0.08	$0.09

1)
share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

As at (in thousands)	June 30, 2012	December 31, 2011
Total assets	$62,690	$72,880
Total liabilities	$1,929	$1,896
Share capital	$245,857	$242,270
Deficit	$(221,626)	$(205,817)

The following selected financial information is a summary of the eight most recently completed quarters up to June 30, 2012.

Comparison to Prior Quarterly Periods

	2012		2011			2010
($000’s, except share data)	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	6,793	9,016	6,852	6,319	8,123	9,277	8,363	4,024
Basic loss per common share	$0.08	$0.10	$0.08	$0.07	$0.09	$0.11	$0.10	$0.05
Diluted loss per common share	$0.08	$0.10	$0.08	$0.07	$0.09	$0.11	$0.10	$0.05

The decrease in the loss in the second quarter 2012 compared to the previous quarter was due to the Company completing its prefeasibility and engineering studies in Q1 2012, thus these expenses were not incurred in Q2 2012. Additionally, the Company suspended its project exploration in late May to prepare for the South American winter season.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at June 30, 2012 totalled $61.6 million compared to $71.9 million at December 31, 2011, a decrease of about $10.3 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted as much as possible to match available funding.

Currently, the Company intends to continue using its cash and cash equivalents for exploration and development of its properties, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The fair value of financial instruments at June 30, 2012 and December 31, 2011 is summarized as follows:

	2012		2011

(in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables

Cash and cash equivalents	$61,629	$61,629	$71,926	$71,926
Amounts receivable – at amortized cost	$266	$266	$86	$86
Due from related parties	$76	$76	$93	$93
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,796	$1,796	$1,770	$1,770
Due to related parties	$133	$133	$126	$126

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at June 30, 2012 ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at June 30, 2012, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $308,145 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at June 30, 2012 in the amount of $61.6 million (December 31 - $71.9 million) in order to meet short-term business requirements. At June 30, 2012, the Company had current liabilities of $1.9 million (December 31, 2011 - $1.9 million) which are due on demand or within 30 days.

Currency risk
The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at June 30, 2012 and December 31, 2011:

	2012
(in thousands)	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,373,389	280	-
Accounts payable and accrued liabilities	(828,420)	(19)	(107)
Net balance	544,969	261	(107)
Equivalent in Canadian Dollars	1,106	266	(112)
Rate to convert to $ CDN	0.002029	1.0191	1.0431

	2011
(in thousands)	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,120,259	279	-
Amounts receivable	53,400	-	-
Accounts payable and accrued liabilities	(602,133)	(273)	(202)
Net balance	571,526	6	(202)
Equivalent in Canadian Dollars	1,118	6	(211)
Rate to convert to $ CDN	0.001957	1.0170	1.0424

Based on the above net exposures as at June 30, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $111,000, $27,000 and $11,000 respectively (2011 - $112,000, $1,000 and $21,000 respectively) in the Company’s net loss.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2012	2013 - 2014	2015 - 2016	2017 - 2025
Office and equipment leases*	$438	$113	$209	$116	$-
Property access agreements	94	40	54	-	-
Advance royalty payment	7,135	-	510	510	6,115
Total	$7,667	$153	$773	$626	$6,115

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Related Party Transactions

Amounts due from related parties of $76,000 at June 30, 2012 (December 31, 2011 - $93,000) is for the recovery of common expenditures from two associated companies. The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $133,000 at June 30, 2012 (December 31, 2011 - $126,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended June 30, 2012 a total of $656,000 (2011 - $584,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $180,000 (2011 - $180,000) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at June 30, 2012, the Company had amounts owing of $11,000 (2011 - $8,000) to this company.

b)
Exploration fees of $172,000 (2011 - $101,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at June 30, 2012, the Company had amounts owing of $77,000 (2011 - $86,000) to this company.

c)
Management fees of $88,000 (2011 - $88,000) were paid to a corporation controlled by the Chairman of the Company. As at June 30, 2012, the Company had amounts owing of $22,000 (2011 - $17,000) to this company.

d)
Management fees of $100,000 (2011 - $100,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at June 30, 2012, the Company had amounts owing of $23,000 (2011 - $Nil) to this company.

e)
Management fees of $100,000 (2011 - $100,000) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at June 30, 2012, the Company had amounts owing of $Nil (2011 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $32,000 (2011 - $31,000) to a company controlled by a director of the Company. Of this amount, $16,000 (2011 – 16,000) was recovered from a corporation with directors in common. As at June 30, 2012, the Company had amounts owing of $Nil (2011 - $15,000) to this company.

On January 1, 2011, the Company entered into cost sharing agreement with Extorre Gold Mines Limited (“Extorre”) and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies have in common. The percentage allocation of these costs is such that the Company and Extorre each incur 40% respectively with Rugby incurring 20%.

g)
The Company, along with and Extorre and Rugby incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre and Rugby during the period ended June 30, 2012 was $248,000 (2011 - $203,000) and $144,000 (2011- $160,000) respectively. As at June 30, 2012, the Company had amounts receivable of $49,000 (2011 - $54,000) from Extorre and $27,000 (2011- $39,000) from Rugby .

Outlook

Over the remainder of 2012, Exeter plans to advance work at the Caspiche project while conserving its $61.6 million in treasury as best as possible in light of the current difficult market conditions. As a result, large scale project expenditures will be delayed, including the initiation of the heap leach project feasibility study.  Notwithstanding, all critical data required for the commencement of this study including hydrology, geotechnical and baseline environmental was completed successfully as part of the Company’s 2011/2012 field program.

Activities planned for the second half of 2012 include the following:

The Company will continue to advance metallurgical and physical characterization test work on the main ore sulphide body. These programs will be completed as planned and the results will be analyzed both internally and externally by recognized metallurgical specialists to examine the scope for potential metals recovery improvements. This review process will culminate in a detailed plan for follow-up work to lift the confidence and the state of results to feasibility level across the ore-body (both oxide and sulphide components). The work would likely include additional variability testing, a second pilot plant run, test-work on produced concentrates and additional sampling of tailings and waste rock to quantify acid rock drainage characteristics. Representative material for this definitive work program has been collected during the 2011/2012 season specifically for metallurgical testing across all portions of the ore-body and will be securely stored to prevent oxidation of the sulphide sections.

Additional work includes ongoing baseline environmental, meteorological and hydrological monitoring across all
Exeter’s work sites including Caspiche, Cuenca1 and Laguna Verde.  With respect to exploration beyond the known Caspiche mineralized zone, the Company is hoping to perform detailed aerial geophysics during the 2012/2013 summer period with concurrent remapping and surface sampling across its vastly expanded land package including the Panorama and VIN properties (where the VIN properties are part of the Company’s option agreement with Xstrata) to assist with target definition process and look for new discoveries.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in its audited consolidated financial statements for the year ended December 31, 2011, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements

(ii)
mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in fair value of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(iii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 - Financial instruments - Classification and Measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions.

IFRS 10 - Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s consolidated financial statements as it is currently in its exploration stage. This standard is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the six months ended June 30, 2012.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three and six months ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $61.6 million and working capital of $60.5 million at June 30, 2012. Based on current planned expenditures at its Caspiche project, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land and water use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and, as a result, current activities at Caspiche have caused little environmental impact to date. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of surface land power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE MKT LLC - Corporate Governance

The Company’s common shares are listed on the NYSE MKT LLC. Section 110 of the NYSE MKT LLC Guide permits the NYSE MKT LLC to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE MKT LLC listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT LLC standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT LLC corporate governance requirements on specific transactions under Section 110 of the NYSE MKT LLC Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.